Loeb & Loeb LLP 901 New York Avenue, N.W. Washington, D.C. 20001 345 Park Avenue New York, NY 10154	Main Fax Main Fax	202.618.5000 202.217.2554 212.407.4000 212.407.4990

August 4, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis
Robert Klein
Robert Arzonetti
Susan Block

Re:	Rainbow Capital Holdings Limited
Amendment No. 4 to the Registration Statement on Form F-1
Filed July 8, 2025
File No. 333-284975

Dear Messrs. Davis, Klein, Arzonetti and Block:

On behalf of our client, Rainbow Capital Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated August 1, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “F-1”). Contemporaneously, we are filing the Amendment No. 5 to the Registration Statement on Form F-1 via Edgar (the “Amendment No. 5”).

In order to facilitate the review by the staff of the U.S. Securities and Exchange Commission (the “Staff”) of the Amendment No. 5, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 4 to Registration Statement on Form F-1

Risk Factors

The PRC government may exert significant oversight

CSRC filing for provision of IPO sponsorship, page 17

1.	Please revise to include a separate risk factor, with its own subheading, discussing the risks to you associated with the CSRC filing provisions for IPO sponsorship and underwriting services. In your risk factor, please clarify the conduct that could give rise to a violation as stipulated by Article 24 of the Trial Measures. We note your disclosure that it is a risk that your operating subsidiary could be in violation of the undertakings that your operating subsidiary made to the CSRC. Please clarify the undertakings made so that investors may assess the risk.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages iii, iv, 3, 18, 19 and 109 to Amendment No. 5.

Regulations

The Trial Measures, page 108

2.	We note your disclosure that you have fulfilled your obligations under Articles 20 and 21 and have made your initial filing under Article 21 to the CSRC and have made your annual reports. Please advise as to the type of information that you are required to file with the CSRC in your original filing, as well as the annual reports. In this regard, we note your disclosure that you must update the CSRC within 10 working days in case of changes of details previously filed. Please describe what information would constitute a change that would require you to update your original filing, including if you would be required to make a filing if one of your IPO clients had a material change related to their offering.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages iii, 3, 18, 19 and 108 to Amendment No. 5.

3.	Please clarify if you have to file a new report when you assist a client with sponsor or underwriting services for a new offering.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages iii, 3, 18 and 108 to Amendment No. 5.

Examination and Verification, page 109

4.	We note your disclosure that, according to Article 20 of the Trial Measures, securities companies and law firms should make thorough examination and verification of the CSRC filing documents for overseas securities offering and listing by the PRC domestic companies. Please clarify what is meant by “securities companies.” Please address if Article 20 requires you to comply with, or help your clients comply with, any additional Articles outside of Articles 20, 21, 24, 26 and Supporting Guidelines 2 and 5.

Response: The Company notes the Staff’s comment and in response thereto has revised the disclosure on pages iv, 3, 19 and 109 to Amendment No. 5.

Please call me at 212-407-4063 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alex Weniger-Araujo, Esq.
Alex Weniger-Araujo, Esq.
Partner

cc: Larry Choi, Chief Executive Officer of Rainbow Capital Holdings Limited